Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

HASTINGS ENTERTAINMENT, INC.,

a Texas corporation;

DRAW ANOTHER CIRCLE, LLC,

a Delaware limited liability company; and

HENDRIX ACQUISITION CORP.,

a Texas corporation

Dated as of March 17, 2014

2.20	Authority; Binding Nature of Agreement	26

2.21	Vote Required	26

2.22	Non-Contravention; Consents	26

2.23	Fairness Opinion	27

2.24	Financial Advisor	27

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27

3.1	Due Organization	27

3.2	Parent and Merger Sub	27

3.3	Authority; Binding Nature of Agreement	28

3.4	Non-Contravention; Consents	28

3.5	Disclosure	28

3.6	Absence of Litigation	29

3.7	Sufficiency of Funds	29

3.8	Solvency	29

3.9	Certain Arrangements	30

3.10	Brokers and Other Advisors	30

SECTION 4. CERTAIN COVENANTS OF THE COMPANY		30

4.1	Access and Investigation	30

4.2	Operation of the Company’s Business	31

4.3	No Solicitation	35

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES		37

5.1	Shareholder Approval; Proxy Statement	37

5.2	Filings, Consents and Approvals	40

5.3	Employee Matters and Employee Plans	40

5.4	Indemnification of Officers and Directors	41

5.5	Securityholder Litigation	42

5.6	Additional Agreements	42

5.7	Disclosure	43

5.8	Resignation of Directors	43

5.9	Takeover Laws; Advice of Changes	43

5.10	Section 16 Matters	44

5.11	Bank of America Consent and Waiver	44

5.12	Financing	44

5.13	Operation of Parent and Merger Sub	45

SECTION 6. CONDITIONS PRECEDENT TO THE MERGER		45

6.1	Conditions to Each Party’s Obligation To Effect the Merger	45

6.2	Conditions to Obligations of Parent and Merger Sub	45

6.3	Conditions to Obligation of the Company	47

SECTION 7. TERMINATION		48

7.1	Termination	48

7.2	Effect of Termination	50

7.3	Expenses	50

SECTION 8. MISCELLANEOUS PROVISIONS		53

8.1	Amendment	53

8.2	Waiver	53

8.3	No Survival of Representations and Warranties	53

8.4	Entire Agreement; Counterparts	53

8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	54

8.6	Attorneys’ Fees	55

8.7	Assignability; Successors and Assigns	55

8.8	No Third Party Beneficiaries	55

8.9	Notices	55

8.10	Severability	56

8.11	Obligation of Parent	57

8.12	Disclaimer of Representations and Warranties	57

8.13	Construction	58

The Company Disclosure Schedule and the following Exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. A supplemental copy of the Company Disclosure Schedule and such Exhibit shall be furnished to the Securities and Exchange Commission upon request.

Exhibit:

Exhibit B	-	Surviving Corporation Certificate of Formation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 17, 2014, by and among: Draw Another Circle, LLC, a Delaware limited liability company (“Parent”); Hendrix Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and Hastings Entertainment, Inc., a Texas corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The Parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger (the “Surviving Corporation”) on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of common stock, par value one cent ($0.01) per share, of the Company (the “Company Common Stock”) not beneficially owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive the Merger Consideration, (ii) each Company Option shall be treated in accordance with Section 1.8, and (iii) the Company shall become a wholly-owned Subsidiary of Parent as a result of the Merger.

B. Concurrently with the execution of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, (i) the Insiders are entering into an Insider Agreement, pursuant to which the Insiders will agree to the treatment of those shares of Common Stock and those Company Options held by such Insiders in connection with the Merger pursuant to the terms and conditions set forth herein and therein (the “Insider Agreement”), (ii) certain shareholders of the Company have delivered to Parent and Merger Sub a support agreement (the “Support Agreements”), dated as of the date hereof, providing that such shareholders of the Company have, among other things and on the terms and subject to the conditions set forth in the Support Agreement, agreed to vote their shares of Company Common Stock in favor of adoption and approval of this Agreement and the Transactions and to take certain other actions in furtherance of the Transactions, including the Merger, (iii) each Continuing Officer has entered into a waiver and amendment to the employment agreement with the Company, dated as of the date hereof, to be effective as of the Effective Time (the “Amendment and Waivers”), and (iv) each Resigning Officer has entered into a separation agreement with the Company, dated as of the date hereof, to be effective as of the Effective Time (the “Separation Agreements”).

C. The Special Committee of the Board of Directors of the Company has unanimously determined to recommend that the Board of Directors of the Company approve this Agreement, as well as its execution, delivery and performance by the Company, and the consummation of the Transactions, including the Merger.

D. The Board of Directors of the Company, upon considering, among other things, the recommendation of the Special Committee, has unanimously (i) determined that it is fair to, advisable and in the best interests of the Company and its shareholders to enter into this Agreement, (ii) adopted a resolution approving this Agreement, as well as its execution, delivery and performance by the Company, and the consummation of the Transactions, including the Merger and (iii) adopted a resolution recommending that the shareholders of the Company approve this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”), and declaring advisable this Agreement and the Transactions in accordance with the requirements of the TBOC.

E. The sole Manager of Parent and the Board of Directors of Merger Sub have adopted a resolution approving this Agreement, as well as its execution, delivery and performance by the Parent and Merger Sub, respectively, and declaring it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and consummate the Transactions, including the Merger, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted a resolution approving this Agreement and the Transactions, including the Merger.

F. Concurrently with the execution of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, the Guarantor is entering into a limited guaranty (the “Guaranty”) in favor of the Company with respect to certain deposit and payment obligations of Parent and Merger Sub under this Agreement.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. MERGER TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the TBOC, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the TBOC. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all without any transfer or assignment having occurred.

1.3 Closing; Effective Time.

(a) The consummation of the Merger (the “Closing”) shall take place electronically via email and/or facsimile at 10:00 a.m. Eastern Time on a date to be designated by Parent (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing), but subject to the satisfaction or waiver of such conditions, provided that if the Parties mutually agree to a physical closing then the Closing shall occur at the offices of Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036 or at such other place as the Parties may agree to in writing.

(b) Concurrently with or as soon as practicable following the Closing, the Parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Texas, in such form as required by and executed in accordance with the relevant provisions of the TBOC. The Merger shall become effective upon the date and time of the acceptance of the filing of such certificate of merger by the Secretary of State of the State of Texas or at such later time (or subsequent date and time) as Parent and the Company shall agree and specify in such certificate of merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.4 Certificate of Formation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) at the Effective Time, the certificate of formation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) at the Effective Time and without any further action on the part of the Company and Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the bylaws shall be amended to reflect that the name of the Surviving Corporation is “Hastings Entertainment, Inc.”; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers on Schedule 1.4(c) hereto.

1.5 Treatment of Company Common Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company or held in the Company’s treasury shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then held by NECA or any other member of Parent, Parent, Merger Sub or any of their respective Affiliates shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b), each share of Company Common Stock then outstanding (other than Dissenting Shares, as defined below) shall be converted into the right to receive three dollars ($3.00) in cash, without interest (together with the payments described in Section 1.8, the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e), and Dissenting Shares shall be converted into the rights contemplated in Section 1.7; and

(iv) each share of the common stock, $0.0001 par value per share, of Merger Sub then outstanding shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value one cent ($0.01) per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) All shares of Company Common Stock converted pursuant to Section 1.5(a) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each certificate representing any such shares of Company Common Stock (each a “Certificate”) and each such Book-Entry Share which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, excluding the shares of Company Common Stock described in Section 1.5(a)(i) and (a)(ii), shall from and after the Effective Time represent only (i) the right to receive the Merger Consideration in accordance with Section 1.5(a)(iii), or (ii) in the case of Dissenting Shares, the rights contemplated in Section 1.7, as applicable.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

1.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.5. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the Merger Consideration payable pursuant to Section 1.5 (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be invested in short-term obligations of, or guaranteed by, the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding thirty (30) days from the date of such investment in such instrument; provided, however, that any interest or other income resulting from the investment of the Payment Fund shall be solely for the account of Parent or the Surviving Corporation.

(b) As soon as reasonably practicable after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 1.5 (excluding, for the avoidance of doubt, the Company, any Subsidiary of the Company, NECA or any other member of Parent, Parent, Merger Sub or any other wholly owned Subsidiary of Parent, or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of dissent and appraisal) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund which has not been disbursed to holders of Certificates or Book-Entry Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of the Payment Fund), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration delivered in respect of such shares to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Surviving Corporation, Parent and Merger Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the shares of Company Common Stock or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery by such person of a written indemnity agreement in form and substance reasonably acceptable to Parent and the posting by such Person of a bond, in such amount as Parent may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 1.

1.7 Dissenters’ Rights. Notwithstanding any other provisions contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted such shares in favor of the Merger, is entitled to demand, and properly demands, the fair value of such shares pursuant to, and complies in all respects with (and has otherwise taken all of the steps required by), Subchapter H of Chapter 10 of the TBOC to properly exercise and perfect such shareholder’s rights of dissent and appraisal (the “Dissenting Shares”) shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and the holder of such shares shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC. In the event that a shareholder of the Company fails to perfect such shareholder’s rights of dissent and appraisal or withdraws or otherwise loses any such rights or remedies granted by the TBOC, each such share of Company Common Stock previously held by such shareholder shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration, without any interest thereon and less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e). The Company shall give Parent prompt notice of any written notices to exercise rights of dissent and appraisal in respect of any shares of Company Common Stock, attempted withdrawals of such notice, and any other instruments served pursuant to any applicable Legal Requirement that are received by the Company with respect to its shareholders’ rights of dissent and appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock under the TBOC, or settle or offer to settle, any such demands.

1.8 Treatment of Company Options.

(a) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company’s Board of Directors, and the compensation committee thereof, will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law and each Company Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 1.8 to provide that, with respect to each Company Option outstanding immediately before the Effective Time:

(i) subject to subsection (b) below, each Company Option not held by an Insider that is vested and exercisable and has an exercise price per share that is less than $3.00 shall be cancelled and terminated and converted at the Effective Time into the right to receive an amount in cash equal to the total number of shares subject to such Company Option multiplied by the excess of (x) $3.00 over (y) the exercise price payable per share under such Company Option.

(ii) Each Company Option that is vested and exercisable and has an exercise price per share that is equal to or greater than $3.00 shall be cancelled and terminated at the Effective Time, and the holder of any such Company Option shall not be entitled to any payment with respect to such cancelled Company Option.

(iii) Each Company Option that is unvested (whether or not exercisable) shall be cancelled and terminated at the Effective Time, and the holder of any such unvested Company Option shall not be entitled to any payment with respect to such unvested Company Option.

(iv) Each Company Option that is held by an Insider (whether or not vested, and whether or not the exercise price is less than the Merger Consideration) shall be cancelled and terminated at the Effective Time, and no holder of a Company Option who is an Insider shall be entitled to any payment with respect to such cancelled Company Option.

(v) Each of the Company Equity Plans shall be terminated effective as of the Effective Time, and no Company Options or any other rights with respect to Company Common Stock shall be granted or be outstanding thereafter.

(b) As soon after the Effective Time as shall be practicable and, in any event, no later than the first payroll date following the Effective Time, Parent shall cause to be paid by the Surviving Corporation to each holder of a Company Option the cash amount due and payable to such holder pursuant to Section 1.8(a)(i) above, net of any applicable withholding Taxes.

1.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this

Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in Section 2 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed with the SEC on or after April 22, 2013 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents and any other disclosures contained or referenced therein of information, factors or risks that are general, nonspecific, predictive, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein):

2.1 Due Organization; Subsidiaries Etc.

(a) Each Acquired Corporation is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Each Acquired Corporation is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Part 2.1(b) of the Company Disclosure Schedule identifies the sole Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor its Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entity identified in Part 2.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

2.2 Certificate of Formation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of formation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) seventy-five million (75,000,000) shares of Company Common Stock, of which eight million one hundred forty-three thousand three hundred seventeen (8,143,317) shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement and none of which are held in treasury and none of which are Restricted Securities; and (ii) five million (5,000,000) shares of Company Preferred Stock, of which no shares have been issued or are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except as set forth in Part 2.3(b) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote on any matters on which the shareholders of the Company have a right to vote; (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in Part 2.3(b) of the Company Disclosure Schedule, none of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the date of this Agreement: (i) 29,760 shares of Company Common Stock are authorized for future issuance under the 2012 Director Option Plan, none of which are subject to issuance pursuant to Company Options granted and outstanding under the 2012 Director Option Plan; (ii) zero (0) shares of Company Common Stock are authorized for future issuance under the 2002 Director Option Plan; (iii) 212,500 shares of Company Common Stock are authorized for future issuance under the 2010 Plan, none of which are subject to issuance pursuant to Company Options granted and outstanding under the 2010 Plan; and (iv) 54,136 shares of Company Common Stock are authorized for future issuance under the 2006 Plan, none of which are subject to issuance pursuant to Company Options granted and outstanding under the 2006 Plan. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options outstanding as of the date of this Agreement and the forms of all stock and stock option agreements evidencing such Company Options. The exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock as of the grant date of such Company Option as determined pursuant to the terms of each Company Equity Plan, as applicable, on the date of grant of such Company Option, and each Company Option was granted in compliance in all material respects with all applicable Legal Requirements and all of the terms and conditions of the applicable Company Equity Plan pursuant to which it was issued and has a grant date which was approved by the Board of Directors of the Company or a committee thereof no later than the grant date. The Company has delivered or other made available to Parent or

Parent’s Representatives copies of the Company ASOP and applicable offering documents. Part 2.3(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of all holders of Company Options, the date of grant, the number of shares of Company Common Stock subject to such Company Option and the price per share at which such Company Option may be exercised. Other than as set forth in this Section 2.3(c) or in Part 2.3(c) of the Company Disclosure Schedule, there are no outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations.

(d) All of the outstanding capital stock or other voting securities of, or ownership interests in, the Subsidiary of the Company are owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. Except as set forth in this Section 2.3 or in Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. The Board of Directors of the Company has taken all necessary action so that any Takeover Laws applicable to the Company do not, and will not, apply to this Agreement or the Transactions contemplated hereby. Each outstanding share of capital stock of the Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. None of the Acquired Corporations has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, the Subsidiary of the Company.

(e) Except as described in this Section 2.3 and changes since the date of this Agreement resulting from the exercise of Company Options outstanding at such date, and except for issuances expressly permitted under Section 4.2, as of the close of business on the day immediately preceding the date of this Agreement, there were no other obligations by the Company or its Subsidiary to make any payments based on the price or value of any Company securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. Since the close of business on the day immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has (1) issued any securities or incurred any obligation to make any payments based on the price or value of any securities or dividends paid thereon or revenues, earning or financial performance or any other attribute of the Company or any of its Subsidiaries, other than pursuant to the Company Options referred to above that were outstanding as of the close of business on the day immediately preceding the date of this Agreement, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock.

2.4 SEC Filings; Financial Statements.

(a) Since January 31, 2009, the Company has filed with or furnished to the SEC on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company (the “Company SEC Documents”). As of their respective filing dates (and in the case of registration statements and proxies, their respective effectiveness and mailing dates), the Company SEC Documents complied in all respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Except as set forth on Part 2.4(b) of the Company Disclosure Schedule, the consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods covered (“GAAP”) (except as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiary as and at the respective dates thereof and the consolidated results of operations and consolidated cash flows of the Company and its Subsidiary for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not material). Except as set forth in Part 2.4(b) of the Company Disclosure Schedule, no financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company.

(c) Except as set forth on Part 2.4(c) of the Company Disclosure Schedule, the Acquired Corporations maintain, and at all times since January 31, 2011 have maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the fiscal year ended January 31, 2013, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective as of January 31, 2013, to provide reasonable assurance that the information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. To the knowledge of the Acquired Corporations, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 31, 2009, none of the Acquired Corporations nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (2) any illegal act or fraud, whether or not material, that involves the management of any Acquired Corporation; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ Stock Market.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Acquired Corporations, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Acquired Corporations. The Company has made available (including via the EDGAR system, as applicable) to Parent all correspondence (if such correspondence has occurred since January 1, 2012) between the SEC on the one hand, and the Acquired Corporations, on the other hand.

(g) The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting or subject matter which has become false or misleading. The Proxy Statement will contain disclosures that are appropriately responsive, in all material respects, to the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements with respect to the Surviving Corporation, Parent or Merger Sub made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

2.5 Absence of Changes. Except as expressly contemplated by this Agreement or as described in Part 2.5 of the Company Disclosure Schedule, since January 31, 2013 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Company has operated in all respects in the ordinary course of business and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement since January 31, 2013 through the date of this Agreement, the Acquired Corporations have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 4.2.

2.6 Title to and Condition of Assets; Inventory; Information Technology.

(a) The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the most recent Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances). The plants, property and equipment of the Acquired Corporations that are used in the operations of their respective businesses are in reasonably good operating condition and repair, subject to ordinary wear and tear and to requirements for periodic maintenance for the requirements of the business of the Acquired Corporations as currently conducted.

(b) Subject to any reserve therefor in the Balance Sheet, all Inventories consist of items of a quality usable or saleable in the ordinary course of business consistent with past practices and are in quantities reasonably sufficient for the normal operation of the business of the Acquired Corporations in accordance with past practices. Since January 31, 2013, the Acquired Corporations have continued to replenish their Inventories and to dispose of out-of-season and slow-moving Inventories in a normal and customary manner consistent with past practices prevailing in the business of the Acquired Corporations. The Acquired Corporations maintain in all material respects policies, practices and procedures with respect to the adequate security and safeguard of Inventories and other assets (including, with respect to employee and third-party theft and other loss), in each case consistent with past practices prevailing in the business of the Acquired Corporations.

(c) The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Acquired Corporations consistent with past practices. The Acquired Corporations maintain and are in compliance in all material respects with policies and procedures regarding data security, back-up, disaster recovery and privacy that are commercially reasonable and, in any event, are in compliance with all applicable Legal Requirements. Except as disclosed in Part 2.6(c) of the Company Disclosure Schedule, to the knowledge of the Acquired Corporations, since January 31, 2010, there have been no (a) failures of computer services or other information technology assets that have caused disruptions that are material to the business of any Acquired Corporation, or (b) security breaches relating to, violations of any security policy regarding or any unauthorized access of any data used in the business of any Acquired Corporation.

2.7 Real Property.

(a) Except as disclosed in Part 2.7(a) of the Company Disclosure Schedule, the Acquired Corporations do not own and have not owned any real property.

(b) The Acquired Corporations, as applicable, hold a valid and existing leasehold interest in the real property that is leased or subleased by any of the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Part 2.7(b) of the Company Disclosure Schedule sets forth a true and complete list of all Leased Real Property, including the address of each such property and identifying the use(s) of each such property. The Leased Real Property comprises all material real property used by any of the Acquired Corporations in the conduct of their current business operations. Summaries of the material terms of all Company Leases (including summaries of all amendments, addenda and material waivers relating thereto) have been delivered to Parent. Except as explicitly stated in the summaries of the Company Leases made available to Parent, there are no contractual or legal restrictions that preclude or restrict the ability to use any Leased Real Property by any Acquired Corporation for the current or contemplated use of such property. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured. No Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Body with or without payment of compensation therefor, nor, to the knowledge of the Acquired Corporations, has any such condemnation, expropriation or taking been proposed. To the knowledge of the Acquired Corporations, each of the Acquired Corporations enjoys peaceful and undisturbed possession under all Company Leases. To the knowledge of the Acquired Corporations, no Acquired Corporation is obligated to pay any sums or perform any work to any portion of the Leased Real

Property including, but not limited to, any work which may now or hereafter be required to cause the Leased Real Property to be in compliance with the requirements of the Americans with Disabilities Act or any other Legal Requirements. All plants, warehouses, distribution centers, structures and other buildings on the Leased Real Property are in reasonably good operating condition and repair, subject to ordinary wear and tear and to requirements for periodic maintenance, for the requirements of the business of the Acquired Corporations as currently conducted.

2.8 Intellectual Property.

(a) Part 2.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature is pending or, to the knowledge of Company, threatened, in which the scope, validity or enforceability of any Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. (A) All Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is, to the knowledge of the Company, valid, subsisting, and enforceable and in full force and effect as of the date hereof, and has not lapsed, been abandoned, been disclaimed, been cancelled or been forfeited, in whole or in part and (B) and, to the knowledge of Company none of such Registered IP is being misappropriated, violated or infringed by any third party.

(b) The Company or another Acquired Corporation is the sole and exclusive owner of all right, title and interest in Company IP owned or purported to be owned by the Company or another Acquired Corporation, free and clear of all Encumbrances other than Permitted Encumbrances. To the knowledge of the Acquired Corporations, the Acquired Corporations own, or hold a valid license or other right to use, all material Intellectual Property Rights that are necessary for the conduct of the Acquired Corporations’ business as currently conducted.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Corporation has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret.

(d) Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, to the knowledge of the Company (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or violated, any Intellectual Property Rights owned or held by any other Person; and (ii) to the knowledge of the Company, no other Person is infringing, misappropriating, or violating any Registered IP owned by the Acquired Corporations. Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person or to the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Except as disclosed in Part 2.8(d) of the Company Disclosure Schedule, for the past three years, none of the Acquired Corporations has received any written notice or, to the knowledge of the Company, oral communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(e) Each Acquired Corporation maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that are designed to ensure that the Acquired Corporations are in compliance in all material respects with all applicable Legal Requirements. The Company has provided to Parent copies of each Company Privacy Policy that applies to any data or information collected by any of the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, the Acquired Corporations are in compliance with all Company Privacy Policies and other Legal Requirements pertaining to data privacy and data security. To the knowledge of the Company, for the past three years, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) violations of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data; and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation. Neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the ancillary agreements), will result in any violation of any Company Privacy Policy.

(f) Except as set forth in Part 2.8(f) of the Company Disclosure Schedule, to the knowledge of the Acquired Corporations, the Company owns all right, title and interest in and to the software (in both source code and object code) it uses to price, locate and ship used products it sells in retail stores and through its on-line business (the “Proprietary Software”) and has not granted any licenses in and to such software or permitted any third party to use such software. To the knowledge of the Acquired Corporations, none of the Proprietary Software contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of the Proprietary Software or any product or system containing or used in conjunction with the Proprietary Software.

2.9 Contracts.

(a) Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any current or former Company Associate or any spouse or heir of any current or former Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that does not exceed $75,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $75,000 to any current or former Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, including any settlement agreement, cross license agreement, concurrent use agreement, consent to use agreement or standstill agreement or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any of the Acquired Corporations or exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;

(iii) any Company Contract that requires by its terms the payment or delivery of cash or other consideration by the Acquired Corporations in an amount having an expected value in excess of $150,000 in any fiscal year of the Company (each such obligation, a “Minimum Payment Obligation”) and cannot be cancelled by the Acquired Corporations without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date);

(iv) any Company Contract relating to Indebtedness in excess of $150,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Acquired Corporations, other than any Indebtedness between or among the Acquired Corporations;

(v) any Company Contract that creates or grants an Encumbrance on material properties or other material assets of the Company or its Subsidiary, other than Permitted Encumbrances;

(vi) any Company Contract or arrangement with any Person constituting (A) a joint venture, partnership, collaboration or limited liability corporation or (B) a development, marketing or distribution arrangement;

(vii) any Company Contract that requires or expressly permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any of the Acquired Corporations, prohibits the pledging of the capital stock or other equity interests of the Acquired Corporations or prohibits the issuance of any guaranty by the Acquired Corporations;

(ix) any Company Contract that involves the acquisition from another Person or disposition to another Person, directly or indirectly (by merger or otherwise), of any material asset, a business, division or Subsidiary that (A) was entered into since January 31, 2009 and was for aggregate consideration under such Company Contract (or series of related Contracts) in excess of $3,000,000 or (B) contains obligations (including indemnification, earn-out or other contingent obligations) that are still in effect and could result in material payments by any Acquired Corporation;

(x) any license agreements pursuant to which any of the Acquired Corporations licenses in any Intellectual Property Right or licenses out any Intellectual Property Right owned by the Acquired Corporations (other than license agreements for commercially available software on standard terms);

(xi) any Company Lease; and

(xii) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) As of the date of this Agreement, the Company has either delivered or otherwise made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, except, in each case, for the Company Leases set forth in Part 2.9(b) of the Company Disclosure Schedule. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, neither the Acquired Corporations nor, to the knowledge of the Acquired Corporations, the other party is in violation or breach of or default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Acquired Corporations, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a violation or breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Acquired Corporations, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Acquired Corporations, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, no Acquired Corporation has received any written or, to the knowledge of the Acquired Corporations, oral notice regarding any violation or breach or default under any Material Contract that has not since been cured. The Acquired Corporations have not waived in writing any material rights under any Material Contract. The Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract. There are no renegotiations of, or attempts to renegotiate, any Material Contract with any Person and no party to a Material Contract has made written demand for such renegotiation or, to the knowledge of the Acquired Corporations, no Person (including the Acquired Corporations) has any intention to commence any such renegotiation.

(c) Except as set forth in Part 2.9(c) of the Company Disclosure Schedule, the Acquired Corporations have paid all Minimum Payment Obligations required to be paid on or prior to the date of this Agreement.

(d) To the knowledge of the Acquired Corporations, none of the Acquired Corporations is, as of the date of this Agreement, a party to a Contract with a Specially Designated National or Blocked Person as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

2.10 Suppliers. Part 2.10 of the Company Disclosure Schedule sets forth a complete and correct list of the ten largest suppliers of the Acquired Corporations, taken as a whole, measured by dollar of net purchases for the fiscal year ended on January 31, 2013, including the suppliers’ names and the amount of purchases for such period. The Acquired Corporations have not received any notice in writing from any such supplier that such supplier intends to terminate, or not renew, its relationship with the Acquired Corporations and, to the knowledge of the Acquired Corporations, no such supplier intends to cancel or otherwise terminate its relationship with the Acquired Corporations. Except as set forth on Part 2.10 of the Company Disclosure Schedule, there are no minimum purchase contracts or understandings between any of the Acquired Corporations, on the one hand, and any respective supplier, on the other hand.

2.11 Liabilities. None of the Acquired Corporations has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (a) liabilities disclosed on the Balance Sheet (other than in the notes thereto) contained in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities incurred in the ordinary course of business since the date of the Balance Sheet; (c) liabilities or obligations incurred pursuant to the terms of this Agreement; (d) liabilities set forth in the Company Leases that are to be performed solely after the Closing (excluding, for clarity, any obligations due to any breaches or non-performance thereunder or for indemnification for pre-Closing acts or omissions); and (e) liabilities that individually or in the aggregate have not and would not reasonably be expected to have a Material Adverse Effect.

2.12 Compliance with Legal Requirements. Each of the Acquired Corporations is, and during the past five (5) years has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets. Since January 1, 2008, no Acquired Corporation has received any written notice from any Governmental Body regarding (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (b) any actual, alleged, possible, or potential obligation on the part of any Acquired Corporation to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

2.13 Certain Business Practices. None of the Acquired Corporations or, to the knowledge of the Acquired Corporations, any of their respective directors, officers, employees or representatives has (a) used any corporate funds for unlawful direct or indirect contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (b) made any unlawful payment to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the

“FCPA”) or any applicable Legal Requirement of similar effect. During the past three (3) years, none of the Acquired Corporations has received any written communication from any Governmental Body that alleges any of the foregoing matters set forth in this Section 2.13. The Acquired Corporations (i) make and keep books, records and accounts that accurately and fairly reflect their transactions, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA and (ii) have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and/or any similar law will be prevented, detected and deterred.

2.14 Governmental Authorizations. The Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their businesses in the manner in which their businesses are currently being conducted. The Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of the Governmental Authorizations, and no suspension or cancellation of any such Governmental Authorization is pending or, to the knowledge of the Acquired Corporations, threatened in writing.

2.15 Tax Matters.

(a) (i) All material Tax Returns required by any Legal Requirement to be filed with any Taxing Authority by, or on behalf of, the Acquired Corporations have been filed when due (taking into account extensions) in accordance with all applicable Legal Requirements, and all such material Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects, and (ii) the Acquired Corporations have paid, or have withheld and remitted, to the appropriate Governmental Body all Taxes due and payable with respect to the Tax Returns and all other Taxes otherwise due and payable, except in each case, with respect to matters contested in good faith and disclosed on Part 2.15(a) of the Company Disclosure Schedule or for which adequate reserves have been established under GAAP.

(b) Except as disclosed on Part 2.15(b) of the Company Disclosure Schedule, neither of the Acquired Corporations has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c) As of the date hereof, to the knowledge of the Acquired Corporations, there is no claim, audit, action, suit or proceeding now pending or threatened in writing against the Acquired Corporations in respect of any material Tax.

(d) During the two-year period ending on the date hereof, neither of the Acquired Corporations was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(e) To the knowledge of the Acquired Corporations, the Acquired Corporations have not received any written claim by any Governmental Body in a jurisdiction where the Acquired Corporations do not file Tax Returns that either of the Acquired Corporations is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f) The Acquired Corporations have collected and remitted to the proper Governmental Body all employee withholding and social security taxes and all sales, use, value added, and similar Taxes (such Taxes being either individually or in the aggregate) required to be collected.

(g) The Acquired Corporations have no liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax law), as a transferee or successor, or by contract (other than Contracts entered into in the ordinary course of business, the primary subject of which is not Taxes). Neither of the Acquired Corporations has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company).

(h) The Acquired Corporations have not participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(i) The Acquired Corporations have complied with all applicable Legal Requirements relating to record retention (including, without limitation, to the extent necessary to claim any exemption from sales tax collection and maintaining adequate and current resale certificates to support any such claimed exemption). The Acquired Corporations will retain and at the time of the closing will be in possession of all of the tax records of the Acquired Corporations that are in existence at the time this Agreement is signed or are created thereafter and before the Closing Date.

(j) Except as provided in Part 2.15(j) of the Company Disclosure Schedule, the Acquired Corporations have no obligation as a result of the obligations contemplated by this Agreement or any other agreement to compensate any person (i) in a manner that would cause Section 280G of the Code to apply or (ii) for taxes imposed as a consequence of the application of Section 409A or Section 4999 of the Code.

(k) The Acquired Corporations will not be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) Neither of the Acquired Corporations is, or has at any time during the last five years been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(m) No ruling requests, closing agreements, private letter rulings, technical advice memoranda or requests for changes of method of accounting have been submitted to, or entered with, any Governmental Body by the Acquired Corporations that will have a effect on a Tax payable by, or a Tax Return filed by, the Acquired Corporations on or after the Closing Date.

(n) Neither of the Acquired Corporations has made any payments, or is party to any plan, arrangement, or other Contract, that could result in it making a payment that is nondeductible under Section 162(m) of the Code.

(o) None of the net operating loss carryforwards of the Acquired Corporations is subject to limitation under Section 382 of the Code other than the limitation that will apply as a consequence of the transactions contemplated by this Agreement.

2.16 Employee Matters; Benefit Plans.

(a) The Company has made available to Parent correct and complete copies of: (i) all arbitration awards for the last three (3 years) regarding employment or labor issues; (ii) all material employment policy manuals and individual employment policies; (ii) all pending employment or labor related charges and lawsuits; (iii) all pending unfair labor practice charges and complaints; and (iv) all pending United States Occupational Safety and Health Administration charges and complaints. Except as set forth in Part 2.16(a) of the Company Disclosure Schedule, there has not been, during the last three (3) years, any claim or grievance and there is no claim or grievance currently pending or, to the knowledge of the Company, threatened in connection with an individual claim or series of related claims which have an actual or expected value in excess of $100,000 relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate or any other matter relating to any Company Associate, including charges of unfair labor practices or harassment complaints.

(b) None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. There are no (i) actions relating to the labor and employment practices of the Company or its Subsidiary pending, scheduled, or, to the Company’s knowledge, threatened against the Company or its Subsidiary before the U.S. National Labor Relations Board or any other Governmental Body and (ii) complaints or charges relating to labor or employment practices of the Company or its Subsidiary that have been made or are reasonably expected to be made to the U.S. National Labor Relations Board or any other Governmental Body. In the past three years, there has been no strike, slowdown, work stoppage, lockout, job action, picketing, interruption of work or any similar activity pending or, to the Company’s knowledge, threatened against the Company or its Subsidiary.

(c) Except as identified in Part 2.16(c) of the Company Disclosure Schedule, since January 31, 2010, neither the Company nor its Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”) or similar state law), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or its Subsidiary, or (ii) a “mass layoff” (as defined in the WARN Act or similar state law) affecting any site of employment or facility of the Company or its Subsidiary; nor has the Company or its Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, or local law or regulation similar to the WARN Act.

(d) Part 2.16(d) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. The Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the two most recent annual actuarial valuations, if any, and the two most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (vi) all correspondence to or from the IRS, the DOL, or any other Governmental Body relating to any Employee Plan since January 1, 2010.

(e) None of the Acquired Corporations nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA has ever maintained, contributed to, or been required to contribute to, and no Acquired Corporation has any current or contingent liability or obligation under or with respect to, a plan that is or was subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(f) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code, including the Company 401(k) Plan and the Company ASOP, has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the IRS, and the Company is not aware of any reason why any such determination letter or opinion letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent IRS determination and opinion letters with respect to each such Employee Plan.

(g) Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Legal Requirement) and the cost of which is borne entirely by the recipient, neither the Acquired Corporations nor any Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former employee, officer or director of the Acquired Corporations or any other Person pursuant to any retiree or post-service medical benefit plan or other retiree or post-service welfare plan. With respect to each Employee Plan, all contributions or payments (including all employer contributions, employee salary reduction contributions, and premium payments) that are due from the Acquired Corporations have been made within the time periods prescribed by the terms of each Employee Plan and applicable Legal Requirements, and all contributions or payments for any period ending on or before the Closing Date that are not yet due from the Acquired Corporations have been made, paid or properly accrued.

(h) Except as provided in Section 1.8 hereof or in Part 2.16(h) of the Company Disclosure Schedule, the consummation of the Merger or the other Transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any current or former Company Associate of the Acquired Corporations to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or its Subsidiary or, after the Effective Time, Parent or Surviving Corporation, to merge, amend or terminate any Employee Plan, (iv) directly or indirectly cause the Acquired Corporations to transfer or set aside any assets to fund any benefits under any Employee Plan, or (v) give rise to the payment of any amount under any Employee Plan that would not be deductible pursuant to the terms of Section 280G of the Code. Since January 1, 2013, none of the Acquired Corporations has made any payment or award to any employee in respect of any severance, transaction bonus, retention payment or other similar award in connection with the sale or change in control of the Company.

(i) Except as set forth in Part 2.16(i) of the Company Disclosure Schedule, no Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States.

(j) Each Employee Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and, to the knowledge of the Acquired Corporations, the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. Except as set forth in Part 2.16(j) of the Company Disclosure Schedule, the Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any tax incurred by such service provider pursuant to Section 409A of the Code.

(k) All contributions or premiums required to be made by either the Company under the terms of each Employee Plan or by ERISA, the Code or Applicable Laws have been made in a timely fashion in accordance with ERISA, the Code or Applicable Laws and the terms of such Employee Plan.

(l) The Acquired Corporations have (i) withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Associate; (ii) has no liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Associate (other than routine payments to be made in the normal course of business and consistent with past practice).

(m) No current or former independent contractor of the Acquired Corporations could reasonably be deemed to be a misclassified employee. No independent contractor (i) has provided services to any of the Acquired Corporations for a period of six consecutive months or longer or (ii) is eligible to participate in any Employee Plan. No Acquired Corporation could be considered a joint or co-employer of any temporary or leased employees from a third party that worked at any of the Acquired Corporations.

(n) Except as required by applicable Legal Requirements or as set forth in Part 2.16(n) of the Company Disclosure Schedule, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at-will.

2.17 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) each Acquired Corporation is, and has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Acquired Corporations, threatened against any of the Acquired Corporations or Leased Real Property, (c) the Acquired Corporations have not received any written notice of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements on the part of the Acquired Corporations relating to or arising under Environmental Laws, (d) there are and have been no Hazardous Materials present on any Leased Real Property in a manner and concentration that would reasonably be expected to result in any claim against any of the Acquired Corporations under any Environmental Law, and (e) no Acquired Corporation has Released, transported, disposed of or exposed any Person to any Hazardous Materials in a manner and concentration that would reasonably be expected to result in a claim against any of the Acquired Corporations under any Environmental Law. The Company has provided to Parent copies of any and all pleadings, demands, notices, consent orders, settlements, Phase I environmental site assessment reports, other environmental reports, and analytical results possessed by any of the Acquired Corporations (or any of their Representatives) concerning Environmental Laws or Hazardous Materials with respect to any of the Acquired Corporations and/or any of their properties or premises.

2.18 Insurance. The Company has delivered or otherwise made available to Parent or Parent’s Representatives summaries of all insurance policies and all self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations (the “Insurance Policies”). Part 2.18 of the Company Disclosure Schedule contains a correct and complete list of the material Insurance Policies. The Insurance Policies are in full force and effect, no written notice of cancellation or material modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. All premiums due and payable under all of the Insurance Policies have been paid when due, and the Acquired Corporations are otherwise in compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage).

2.19 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.19 of the Company Disclosure Schedule, there is no Legal Proceeding pending and served (or, to the knowledge of the Acquired Corporations, threatened in writing or pending and not served) against any of the Acquired Corporations or any of their respective properties, assets or operations, or executive officers or directors;

(b) there is no order, writ, injunction or judgment to which the Acquired Corporations are subject that has had or is reasonably likely to have a Material Adverse Effect; and

(c) no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or to the Acquired Corporations’ knowledge is being threatened.

2.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and, subject to obtaining the Required Company Shareholder Vote, to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held and acting upon recommendation of the special committee thereof) has unanimously (a) determined that it is fair to, and in the best interests of, the Company and its shareholders to enter into this Agreement, (b) adopted a resolution approving this Agreement, as well as its execution, delivery and performance by the Company, and the consummation of the Transactions, including the Merger and (c) adopted a resolution recommending that the shareholders of the Company approve this Agreement and the Transactions, including the Merger. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21 Vote Required. The Required Company Shareholder Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Transactions.

2.22 Non-Contravention; Consents. Except as set forth in Part 2.22 of the Company Disclosure Schedule and assuming compliance with the applicable provisions of the TBOC, any applicable antitrust filing, notification or approval in any other relevant jurisdiction, the rules and regulations of NASDAQ and the receipt of the Required Company Shareholder Vote, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the certificate of formation or bylaws (or similar organizational documents) of any Acquired Corporation; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; or (c) conflict with, result in breach of, or constitute a default under or give rise to a right of acceleration or termination under, any Material Contract or any

Company Lease. Except as set forth in Part 2.22 of the Company Disclosure Schedule and as may be required by the Exchange Act (including without limitation the requirement under the Exchange Act for the Company’s shareholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers), the TBOC, the HSR Act and any antitrust filing, notification or approval in any other relevant jurisdiction and the rules and regulations of NASDAQ, none of the Acquired Corporations is required to give notice to, make any filing with, or obtain any Consent from any Person (including, without limitation, any party to a Material Contract) at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger.

2.23 Fairness Opinion. The special committee of the Company’s Board of Directors has received the oral opinion (to be confirmed in writing) of SunTrust Robinson Humphrey, Inc. as financial advisor to the special committee, dated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the $3.00 per share of Company Common Stock to be received in the Merger by the holders of shares of Company Common Stock (other than NECA, Parent and Merger Sub, and their respective Affiliates, which, for the avoidance of doubt, will not receive the Merger Consideration) is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as promptly as practicable following the date of this Agreement.

2.24 Financial Advisor. Except for SunTrust Robinson Humphrey and George K. Baum & Capital Advisors, Inc. (“GKB”), no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any other Acquired Corporation. Part 2.24 of the Company Disclosure Schedule sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses it will incur to Sun Trust Robinson Humphrey and GKB in connection with this Agreement and the transactions contemplated hereby.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Each of Parent and Merger Sub is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect.

3.2 Parent and Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and those incident to its formation. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. NECA and the Guarantor own beneficially and of record all of the membership interest of Parent.

3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective sole Manager and Boards of Directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, if applicable, and any applicable antitrust filing, notification or approval in any other relevant jurisdiction, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of formation or bylaws or other organizational documents of Parent or Merger Sub; (b) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act, state Takeover Laws, the TBOC or the HSR Act and any antitrust filing, notification or approval in any other relevant jurisdiction, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the transactions contemplated hereby, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s equity holders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement, other than those which have been previously obtained.

3.5 Disclosure. None of the information with respect to Parent or Merger Sub to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Proxy Statement or any other filing required to be made by the Company will, at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof) or, in the case of any other such filing, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.6 Absence of Litigation. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, there is no Legal Proceeding pending or threatened against Parent or Merger Sub, except as would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby.

3.7 Sufficiency of Funds.

(a) Parent will have available to it upon the consummation of the Merger sufficient funds to pay the Merger Consideration.

(b) As of the date of this Agreement, Parent has delivered to the Company true and complete copies of an executed contribution agreement, dated as of the date of this Agreement, between Parent and NECA pursuant to which NECA has committed, subject to the terms and conditions therein, to contribute all of the shares of Company Common Stock beneficially owned by NECA (the “NECA Shares”) to Parent and a letter agreement, dated as of the date of this Agreement, between Parent and NECA pursuant to which NECA has committed, subject to the terms and conditions therein, to vote all shares of Company Common Stock beneficially owned by it in favor of approving the Merger Agreement (the foregoing agreements, the “NECA Agreements”).

(c) As of the date of this Agreement, (i) the NECA Agreements and the terms of the NECA Agreements have not been amended or modified prior to the date of this Agreement except as permitted by this Agreement; and (ii) the commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, there are no other Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the contribution of the NECA Shares, other than as expressly set forth in the NECA Agreements.

(d) As of the date of this Agreement, each NECA Agreement is in full force and effect and constitutes the legal, valid and binding obligations of NECA, enforceable against NECA in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and by general principles of equity.

(e) Parent acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of the transactions contemplated by the NECA Agreements shall not be a condition to the obligation of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

3.8 Solvency. Without limiting the generality of the representations and warranties contained in Section 3.7(a) and assuming (a) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions, including the transactions contemplated by the Contribution Agreement and the payment of the aggregate Merger Consideration and (b) the accuracy in all material respects of the representations and warranties set forth in Section 2 of this Agreement and, after giving effect to the Transactions contemplated by this Agreement, including the transactions contemplated by the Contribution Agreement, the payment of the aggregate Merger Consideration and the payment of all related fees and expenses, each of the Acquired Corporations will be Solvent as of the Effective Time and immediately after the consummation of the Transactions contemplated hereby. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

3.9 Certain Arrangements. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or its Subsidiary or the Transactions or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the applicable Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Offer, other than, in each such case, the Insider Agreement, Separation Agreements and Support Agreement as in effect on the date hereof.

3.10 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to all of the Acquired Corporations’ personnel, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations (including financial schedules and accounting records);

and (b) promptly provide Parent and Parent’s Representatives with all requested information in the possession of any of the Acquired Corporations regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, Company Contracts, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party) or (iii) result in the disclosure of any trade secrets of third parties. Without limiting the foregoing, in the event that the Company does not disclose information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Legal Requirements, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 4.1, during the Pre-Closing Period the Company will furnish to the Parent promptly after becoming available (to the extent such items become available), monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date as it may prepare for management’s internal use. With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall cause Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement by and between Parent and Company dated June 4, 2013 (as amended from time to time, the “Confidentiality Agreement”).

4.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise expressly permitted under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 4.2(a) of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts its business and operations in the ordinary course and in substantially the same manner as previously conducted; and (ii) the Company shall promptly (but in any event within two (2) business days) notify Parent of (A) any knowledge of any written notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened in writing, relating to or involving any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall, and shall cause each of the other Acquired Corporations to, use commercially reasonable efforts to preserve intact the material components of their current business organization, assets and goodwill including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and goodwill with all material suppliers, material customers, licensors, lenders, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b) During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 4.2(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit its Subsidiary to:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) dividends or distributions between or among any of the Acquired Corporations to the extent consistent with past practices (but not from the Company to its shareholders); (B) repurchases of Company Options (or shares of capital stock issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Acquired Corporations; or (C) in connection with withholding to satisfy the Tax obligations with respect to Company Options.

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock);

(iii) sell, issue, grant, deliver, transfer, pledge or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the valid exercise of Company Options outstanding as of the date of this Agreement);

(iv) except as contemplated by either Section 1.8 or Section 5.3, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business and consistent with past practice; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (C) may make usual and customary annual bonus payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus and profit sharing plans existing on the date of this Agreement and disclosed on the Company Disclosure Schedule);

(v) hire any new officer or terminate the employment of any current Officer.

(vi) (A) enter into or amend any existing change-in-control or retention agreement with any officer, employee, director or independent contractor, (B) enter into any employment, severance or other agreement with any officer, employee, director or independent contractor, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, employees with an annual base salary of less than $100,000 and independent contractors, (C) hire any employee with an annual base salary in excess of $100,000 or (D) enter into any agreement with respect to the voting of its capital stock;

(vii) amend or permit the adoption of any amendment to its certificate of formation or bylaws or other charter or organizational documents;

(viii) form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(ix) make or authorize any capital expenditure other than (A) as provided for in the Company’s capital expenditure budget as set forth in Part 4.2(b)(ix) of the Company Disclosure Schedule; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expenditure budget as set forth in Part 4.2(b)(ix) of the Company Disclosure Schedule, does not exceed $100,000 individually and $200,000 in the aggregate during any fiscal quarter;

(x) enter into any agreement with respect to the acquisition, lease, license or sublicense of any rights, assets or properties (other than purchases of inventory and supplies in the ordinary course of business), in a single transaction or series of transactions, of or from any other Person (other than in the ordinary course of business consistent with past practice) or sell or otherwise dispose of, divest or spin-off, or lease, license or sublicense, in a single transaction or series of transactions, any rights, assets or properties to any other Person (other than in the ordinary course of business consistent with past practice or pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any right, asset or property that is material to the business of the Company;

(xi) lend money or make capital contributions or advances to or make investments in, any Person (except advances to employees for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto and intercompany loans, advances, capital contributions or investments between or among the Company and any Subsidiary of the Company), or incur or guarantee any Indebtedness except for borrowings incurred in the ordinary course of business under the Company’s existing secured line of credit under the Loan Facility and pre-payments thereon made in the ordinary course of business;

(xii) amend or modify in any material respect, waive any rights under or terminate any Material Contract, or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, in each case except as described in Part 4.2(b) of the Company Disclosure Schedule;

(xiii) except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) surrender a right to a material Tax refund; (e) file an amended Tax Return that could reasonably be expected to increase the Taxes payable by the Acquired Corporations; (f) enter into a closing agreement with any Governmental Body regarding any material Tax; (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of state of local Taxes to prevent the immediate assessment or collection of a Tax;

(xiv) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xv) settle or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than pursuant to a settlement that does not relate to the any of the Transactions contemplated hereby and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $75,000 individually or $150,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or an insurance policy of the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $75,000 individually or $150,000 in the aggregate (not funded through insurance policies);

(xvi) change any of its methods of accounting or accounting practices unless required by GAAP or applicable Legal Requirements;

(xvii) enter into any collective bargaining agreement or agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

(xviii) adopt or implement any shareholder rights plan or similar arrangement;

(xix) fail to make any filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Acquired Corporations, as a whole, as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name;

(xx) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the other Acquired Corporations; or

(xxi) mortgage, pledge, hypothecate, grant any security interest in or otherwise subject to any other Encumbrance other than Permitted Encumbrances, any material assets of the Company or its Subsidiary;

(xxii) implement any employee layoffs that would require any of the Acquired Corporations to provide notice under the WARN Act or similar state laws;

(xxiii) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business consistent with past practice; or

(xxiv) authorize, or agree or commit to take, any of the actions described in clauses “(i)” through “(xxiii)” of this Section 4.2(b).

(c) Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

4.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b) The Company shall and shall instruct its Subsidiary and Representatives to immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal and request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiary. Except as permitted by this Section 4.3, during the Pre-Closing Period the Company shall not and shall cause its Subsidiary not to and shall not permit their respective Representatives to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, (C) approve, endorse, recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or that requires the Company to abandon this Agreement, (D) grant any waiver, amendment or release under any standstill or confidentiality agreement, any rights agreement or “poison pill” arrangement or Takeover Law, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal, or (E) agree to do any of the foregoing.

(c) Notwithstanding any provision herein to the contrary, including, without limitation, Section 4.3(b) and Section 5.1(a), if at any time on or after the date of this Agreement and prior to obtaining the Required Company Shareholder Vote, the Company or its Subsidiary or their respective Representatives receives a bona fide written Acquisition Proposal from any unaffiliated Third Party, which Acquisition Proposal was made or renewed on or after the date of this Agreement and was not initiated as a result of any breach of this Section 4.3, (i) the Company and its Representatives may contact such Third Party to clarify the terms and conditions thereof and (ii) if the Company’s Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiary to the Third Party who has made such Acquisition Proposal; provided, that, the Company shall provide Parent with a copy of such Acceptable Confidentiality Agreement and any information concerning any of the Acquired Corporations that is provided to any Person given such access which was not previously provided to Parent or its Representatives (y) grant a waiver, amendment or release under any standstill or confidentiality agreement but only to the extent that after consulting with outside legal counsel, the Company’s Board of Directors determines in good faith that failure to grant such a waiver, amendment or release would constitute a breach of the Board of Directors fiduciary duties under applicable law, and (z) engage in or otherwise participate in discussions or negotiations with the Third Party making such Acquisition Proposal.

(d) From and after the date of this Agreement, the Company shall promptly (and in any event within thirty-six (36) hours) (i) provide to Parent an unredacted copy of any such Acquisition Proposal made in writing provided to the Company or its Subsidiary (including any financing commitments relating thereto), (ii) provide to Parent a written summary of the material terms of any such Acquisition Proposal not made in writing (including any financing commitments relating thereto) and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within thirty-six (36) hours), including by providing Parent a copy of any written proposal or a summary of any oral proposal made by the Company in response to any such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 4.3.

(e) Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company that is required by applicable Legal Requirements; provided, that, any disclosures permitted under this Section 4.3(e) (other than a “stop, look and listen” communication) that do not contain either an unqualified express rejection of any applicable Acquisition Proposal or an unqualified express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Change Recommendation. For clarity, a public disclosure by the Company that does not refer to this Agreement or the transactions contemplated hereby or another Acquisition Proposal or strategic alternative will not require the Company to include an unqualified express rejection of any applicable Acquisition Proposal or an unqualified express reaffirmation of the Company Board Recommendation.

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Shareholder Approval; Proxy Statement.

(a) Subject to Section 5.1(b), (i) the Proxy Statement shall include the Company Board Recommendation and (ii) neither the Board of Directors of the Company nor any committee of the Board of Directors of the Company shall (x)(A) withhold, qualify or withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withhold, qualify or withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, any Acquisition Proposal or (C) fail to publicly reaffirm the Company Board Recommendation within five (5) business days after Parent so requests in writing, provided that, in the absence of a publicly announced Acquisition Proposal, Parent may only make such request once during any consecutive thirty (30) day period; or (D) fail to recommend against any Acquisition Proposal by any Third Party subject to Regulation 14D under the Exchange Act in a Solicitation/ Recommendation Statement on Schedule 14D-9 within five (5) business days after the commencement of such Acquisition Proposal by any Third Party (any action described in this clause “(x)” or in the following clause “(y)” being referred to as an “Company Adverse Change Recommendation”) or (y) (A) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow any Acquired Corporation to execute or enter into any letter of intent, memorandum of understanding, or Contract constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would reasonably be expected to otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Required Company Shareholder Vote, if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 4.3) from any Third Party that has not been withdrawn, and after consultation with outside legal counsel and independent financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Offer, if and only if (in the case of the foregoing clauses “x” and “y”): (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s shareholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(f) at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal in accordance with Section 4.3(d), (2) the Company shall have provided to Parent, during the period of five (5) business days after the date on which the Company furnishes the Determination Notice to Parent, an opportunity to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(f) would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s shareholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.1. For the avoidance of doubt, the provisions of this Section 5.1(b) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days set forth in Section 5.1(b)(B) shall be deemed to be three (3) business days.

The Company agrees to keep confidential, and not to disclose to the public or to any Person, any and all information regarding any negotiations that take place with the Parent and the Parent’s Representatives pursuant to this Section 5.1(b) (including the existence and terms of any proposal made on behalf of Parent or the Company during such negotiations), except to the extent such disclosure is required by any applicable Legal Requirements. The Company shall ensure that any Company Adverse Change Recommendation: (x) does not change or otherwise affect the approval of this Agreement by the Company’s Board of Directors or any other approval of the Company’s Board of Directors; and (y) does not have the effect of causing any corporate takeover statute or other similar statute (including any “moratorium,” “control share acquisition,” “business combination” or “fair price” statute) of the State of Texas or any other state to be applicable to this Agreement or the Merger.

(c) The Company shall, as soon as practicable following the SEC Clearance Date, take all action necessary under all applicable Legal Requirements, the Company’s certificate of formation and bylaws and the rules of NASDAQ to establish a record date for purposes of determining shareholders entitled to notice of and to vote at the Company Shareholder’s Meeting (the “Record Date”) and the Company shall not change such Record Date without the prior written consent of Parent. The Company shall, as soon as practicable following the SEC Clearance Date (and in no event fewer than twenty one (21) calendar days, nor later than thirty (30) calendar days, following the SEC Clearance Date), call, give notice of and hold a meeting of the holders of the shares of Company Common Stock to vote on the adoption of this Agreement and approval of the Merger (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”). The Company shall ensure that all proxies solicited by the Company in connection with the Company Shareholders’ Meeting are solicited in compliance in all material respects with all applicable Legal Requirements. Subject to Section 4.3, the Company shall use its commercially reasonable efforts to obtain the Required Company Shareholder Vote. The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to advise Parent during the last ten (10) business days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Required Company Shareholder Vote. The Company may only adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, and with Parent’s consent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Notwithstanding the foregoing, the Company’s obligation to call, give notice of and hold the Company Shareholders’ Meeting in accordance with this Section 5.1(c) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Company Adverse Change Recommendation. As soon as reasonably practicable following the date hereof, the Company shall prepare the Proxy Statement and file it with the SEC. The Parent shall timely cooperate with and assist the Company in connection with the preparation of the foregoing. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the resolution of any such comments (the “SEC Clearance Date”); provided that if the SEC has failed to affirmatively notify the Company within ten (10) calendar days after the filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such tenth day shall be the “SEC Clearance Date.” Parent and Merger Sub will provide to the Company upon request any information with respect to Parent and Merger Sub and their respective officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable Legal Requirements or as reasonably requested by the Company in connection with the Proxy Statement. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings with respect to the Transactions (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent a reasonable opportunity to review and comment on such document or response and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of shares of Company Common Stock, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

(d) Parent agrees to cause all shares of Company Common Stock owned by NECA, Parent or any Subsidiary of Parent to be voted in favor of the adoption of the Agreement at the Company Shareholders’ Meeting.

5.2 Filings, Consents and Approvals. In the event that any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by the FTC, the DOJ, any other applicable Governmental Body or any third party challenging the Merger or any other Transactions as violative of any Legal Requirement or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Company shall cooperate in all commercially reasonable respects with Parent and Merger Sub and shall use its commercially reasonable efforts to resolve any such objections or to contest and resist any such action or proceeding and have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in connection with efforts to effectuate this Agreement and the Transactions, neither the Acquired Corporations nor Parent and its Affiliates shall be required to, and the Acquired Corporations may not, without the prior written consent of the Parent, sell, divest, hold separate, transfer or dispose of, before or after the Closing, any material assets, operations, rights, product lines, businesses or interest therein of the Parent, the Company, or of any of the other Acquired Corporations (or consent to any of the foregoing actions).

5.3 Employee Matters and Employee Plans.

(a) As provided in Section 1.8(b), the Company shall, and Parent shall cause the Surviving Corporation to, terminate all Company Equity Plans effective as of the Effective Time.

(b) As of the date of Closing, the Company ASOP shall terminate by its terms. As soon as reasonably practicable following the execution of this Agreement, the Company shall file all necessary documents with the IRS to request a favorable determination letter that the Company ASOP is, upon its termination (and as amended in accordance with this

Section 5.3), qualified under the provisions of Sections 401(a), 409, and 4975(e)(7) of the Code. As reasonably soon as practicable after the receipt of a final favorable determination letter from the IRS, the account balances in the Company ASOP, including any surplus in its expense account after full payment of all of the Company ASOP’s administrative expenses that are payable from the Company ASOP’s related trust, shall be distributed to participants and beneficiaries in accordance with the provisions of the Code, applicable law and the terms of the Company ASOP; provided, however, that any cash held in the Company ASOP shall be distributed to the Company in accordance with the terms of the Company ASOP and applicable laws.

(c) Except as provided otherwise in this Section 5.3, from and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Employee Plans (including, without limitation, the Company 401(k) Plan) in accordance with their terms as in effect immediately before the Effective Time; provided that, except for the Company 401(k) Plan, which, unless otherwise required by applicable Legal Requirements, shall continue in force after the Effective Time, nothing herein shall be construed as prohibiting the amendment or termination of any of the Employee Plans after the Effective Time in accordance with their respective terms.

(d) Subject to Section 8.8, nothing contained in this Agreement, express or implied, is intended to confer upon any Person, any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or shall be construed as an amendment to any Employee Plan or other employee benefit plan or arrangement.

5.4 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of formation and bylaws of any of the Acquired Corporations (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between any of the Acquired Corporations and said Indemnified Persons (as in effect as of the date of this Agreement) made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under, and subject to the requirements of, Texas law for a period of six years from the Effective Time.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 5.4(b); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

5.5 Securityholder Litigation. The Acquired Corporations shall use their commercially reasonable efforts to defend any Legal Proceedings against any of the Acquired Corporations relating to the Transactions, this Agreement or the other agreements entered into in connection with this Agreement or the Transactions (including any securityholder litigation against any of the Acquired Corporations and/or its directors relating to the Transactions or any Legal Proceeding instituted by a Governmental Body). Parent and Merger Sub shall use their commercially reasonable efforts to defend any Legal Proceedings against Parent or Merger Sub relating to the Transactions, this Agreement or the other agreements entered into in connection with this Agreement or the Transactions (including any Legal Proceeding instituted by a Governmental Body). The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors, and Parent shall give the Company the right to review and comment on all material filings or responses to be made by Parent or Merger Sub, in connection with any securityholder litigation against the Parent or Merger Sub and/or their respective directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company, Parent and Merger Sub will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.6 Additional Agreements. Subject to the terms and conditions of this Agreement (including, without limitation, the last sentence of Section 5.2), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement (i) shall make all filings (if any) and give all material notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions, (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party and (iv) shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the computation and verification of any amounts required to be deducted and withheld under Section 1.6(e), including the provision of records and information which are reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period. Notwithstanding the foregoing, nothing in this Section 5.6 shall require the Company to (x) give any indemnities that are effective prior to the Effective Time or (y) take any action that would unreasonably and materially interfere with the ongoing operations of the Acquired Corporations.

5.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, in each case so long as such statements are consistent in all material respects with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement (in which case the disclosing Party shall use its commercially reasonable efforts to consult with the other Party in accordance with this Section 5.7 prior to such public release); and (c) the Company need not consult with or obtain the consent of Parent in connection with any press release, public statement or filing to be issued or made pursuant to Section 4.3(e) or with respect to any Company Adverse Change Recommendation, Acquisition Proposal (to the extent public disclosure is permitted under this Agreement) or Superior Offer, in each case made pursuant to Section 5.1(b). For the avoidance of doubt, this Section 5.7 is subject in all respects to the provisions contained in Section 4.3(e).

5.8 Resignation of Directors. The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Effective Time the resignation of the Acquired Corporations’ respective directors.

5.9 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company shall use their respective reasonable best efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

(b) The Company will give prompt notice to Parent (and will subsequently provide Parent with notice of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.2 not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently provide the Company with notice of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.3 not being able to be satisfied prior to the End Date.

5.10 Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of shares of Company Common Stock and Company Options in the Transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11 Bank of America Consent and Waiver. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to obtain the Bank of America Consent and Waiver.

5.12 Financing.

(a) Promptly upon request by the Company, Parent shall reimburse the Company (or pay in advance) for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with the cooperation of the Company, as requested by Parent, with respect to the Financing.

(b) Prior to the Closing, the Acquired Corporations shall, and shall use their commercially reasonable efforts to cause the respective Representatives of the Acquired Corporations to, cooperate as reasonably requested by Parent in connection with any debt financing sought by Parent or its Affiliates in connection with the transactions contemplated by this Agreement (the “Financing”), including, without limitation (i) assisting with the preparation of customary materials for syndication documents, including rating agency presentations, bank confidential information memoranda, business projections and similar documents required in connection with the Financing, (ii) using commercially reasonable efforts to cause its independent accountants to provide assistance and cooperation to Parent, including participating in drafting sessions and accounting due diligence sessions and providing consent to Parent to use their audit reports relating to the Acquired Corporations, (iii) using commercially reasonable efforts to obtain consents, approvals, authorizations, customary payoff letters, and instruments of termination and discharge reasonably requested by Parent, (iv) preparing and furnishing all financial and other pertinent information regarding the Acquired Corporations reasonably requested by Parent, including all financial statements, pro forma financial statements and other financial data required in connection with the Financing, (v) providing reasonable access (subject to execution of non-disclosure and confidentiality agreements reasonably acceptable to the Company) to prospective lenders involved in the Financing to evaluate the Acquired Corporation’s current assets, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral arrangements and cooperating with prospective lenders to establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no such accounts, agreements or arrangements shall be effective prior to the Effective Time, (vi) executing and delivering definitive financing documents, including credit agreements, intercreditor agreements, pledge and security documents, and certificates, legal opinions, or other documents, to the extent reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral, provided that no such documents or agreements shall be effective prior to the Effective Time, (vii) reasonably assisting Parent in obtaining corporate and facilities ratings for the Financing, and (viii) furnishing Parent and any lenders involved with the Financing, with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act. Notwithstanding the foregoing: (i) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Acquired Corporations; and (ii) no Acquired Corporation shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing. Parent shall (A) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Acquired Corporations and all reasonable and documented fees and expenses of their counsel and accountants incurred in connection with such requested cooperation, and (B) indemnify the Acquired Corporations against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel) or settlement payment incurred as a result of such cooperation (including any claim by or with respect to any such lenders, prospective lenders, agents and arrangers and ratings agencies).

5.13 Operation of Parent and Merger Sub. Except with respect to the Insider Agreement, Support Agreement, Separation Agreements and employment and/or compensation arrangements with the Continuing Officers and other employees of the Company that will be effective following the Closing, during the Pre-Closing Period, without the written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and Merger Sub shall not, and shall cause their respective Affiliates to not, (i) enter into discussions or negotiations regarding any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses (i) and (ii) that are between Parent, Merger Sub or any of their Affiliates, on the one hand, and any officer or director of the Company, on the other hand, that relate in any way to the Company or its Subsidiary or the Transactions.

SECTION 6. CONDITIONS PRECEDENT TO THE MERGER

6.1 Conditions to Each Party’s Obligation To Effect the Merger. The obligations of the Parties to effect the Merger are subject to this Agreement having been duly approved, at or prior to the Closing, by the Required Company Shareholder Vote.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries Etc.), 2.3 (Capitalization, Etc.), 2.5 (first sentence only and not including clause (a) thereof) (Absence of Changes), 2.20 (Authority; Binding Nature of Agreement), 2.21 (Vote Required) and 2.24 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 6.2(a)) only as of such date). Solely for the purposes of this Section 6.2(a), if one or more inaccuracies in the representations and warranties set forth in Sections 2.1 (Due Organization; Subsidiaries Etc.), 2.3 (Capitalization, Etc.), 2.5 (first sentence only and not including clause (a) thereof) (Absence of Changes), 2.20 (Authority; Binding Nature of Agreement), 2.21 (Vote Required) and 2.24 (Financial Advisor) would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger, consummate the Transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, whether pursuant to Section 1 or otherwise, to increase by $250,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of this Section 6.2(a).

(b) The representations and warranties of the Company set forth in Section 2.5(b) (No Material Adverse Effect) shall have been accurate in all respects as of the date of the Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (ii) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured (subject to the applicable standard as set forth in this Section 6.2(b)) as of such date).

(c) The representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “a” or “b” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(d) The Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(e) Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 6.2(a), (b), (c), (d) and (j) have been satisfied.

(f) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that shall be continuing as of the Closing Date.

(g) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Merger; provided, however, that Parent and Merger Sub shall not be permitted to invoke this Section 6.2(g) unless they shall have taken all actions required under this Agreement to have any such order lifted.

(h) There shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Merger Sub or any Acquired Corporation (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Corporations, or of Parent or its Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or its Affiliates or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the shares of Company Common Stock.

(i) Parent shall have received the Bank of America Consent and Waiver, fully executed and in a form acceptable to Parent, and an accurate copy of each other Consent, filing and notice identified in Part 6.2(i) of the Company Disclosure Schedule hereto, each of which Consents shall be in a form reasonably acceptable to Parent.

(j) The Amendment and Waivers and Separation Agreements shall continue to be in full force and effect as of the Effective Time.

(k) Parent shall have received the resignations of the Acquired Corporations’ respective directors.

6.3 Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Section 3.7 (Sufficiency of Funds) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(b) The representations and warranties of Parent and Merger Sub set forth in the Agreement (other than those referred to in clause “a” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(c) Parent and Merger Sub shall have performed or complied in all material respects with any covenant or obligation that Parent or Merger Sub is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(d) The Company shall have received certificates executed on behalf of Parent by the chief executive officer, chief financial officer or member or manager of Parent, certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

(e) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or the other Transactions, nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger or the other Transactions by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Merger or the other Transactions; provided, however, that the Company shall not be permitted to invoke this Section 6.3(e) unless it shall have taken all actions required under this Agreement to have any such order lifted.

SECTION 7. TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Shareholder Vote, except as otherwise expressly noted):

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement and the Transactions, and this Agreement and the Transactions shall not have been approved at the Company Shareholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company if the Company has breached any of its obligations under Section 4.3 or Section 5.1;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of shares of Company Common Stock pursuant to the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the receipt of the Required Company Shareholder Vote, if, whether or not permitted to do so: (A) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Company Adverse Change Recommendation; or (B) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement in accordance with Section 5.1;

(e) by either Parent or the Company if the Effective Time shall not have occurred on or prior to the close of business on the date that is the End Date; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure of the Effective Time to occur prior to the End Date was primarily due to the failure of such Party to perform in all material respects any of its obligations under this Agreement;

(f) by the Company at any time prior to the receipt of the Required Company Shareholder Vote, in order to accept a Superior Offer and concurrently enter into a Company Acquisition Agreement relating to such Superior Offer, if (i) the Company has complied in all material respects with the requirements of Section 4.3 and Section 5.1 and (ii) prior to or concurrently with such termination, the Company pays the amounts due to Parent under Section 7.3;

(g) by Parent at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that (i) except with respect to the covenants and agreements contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b), (c) or (d) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen

(15) days of the date Parent gives the Company notice of such breach or failure to perform or (ii) with respect to the covenants and agreements contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b), (c) or (d) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured (x) within five (5) business days following receipt of written notice from the Parent of such breach or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if either Parent or Merger Sub is then in material breach of any representation, warranty, covenant or other agreement hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied; or

(h) by the Company at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of Parent shall have occurred that would cause a failure of the conditions in Section 6.3(a), (b) or (c) to exist and cannot be cured by Parent by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 7.2, Section 7.3, and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for intentional breach or fraud prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 8.5(b) in lieu of terminating this Agreement pursuant to Section 7.1.

7.3 Expenses.

(a) Except as set forth in Section 7.3(b), all Acquisition Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) (A) a bona fide Acquisition Proposal shall have been publicly made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is so terminated by the

Company or Parent pursuant to Section 7.1(b) or Section 7.1(e) or by Parent pursuant to Section 7.1(g) and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is consummated (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of clause (C) of this Section 7.3(b)(i), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(f); or

(iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(d) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) and prior to the Company Shareholders’ Meeting the Board of Directors of the Company has made a Company Adverse Change Recommendation;

then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(b), the Company shall pay to Parent or its designee the applicable Termination Fee (as defined below) by wire transfer of same day funds (x) in the case of Section 7.3(b)(iii), within two (2) business days after such termination, (y) simultaneously with such termination if pursuant to Section 7.1(f) or (z) in the case of Section 7.3(b)(i), two (2) business days after the consummation of an Acquisition Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to the greater of $850,000 and the Parent Expenses; provided, that any Parent Expenses paid pursuant to Section 7.3(c) shall be credited against the amount of any Termination Fee. In the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(b) and Section 7.3(c), together with reimbursement of any applicable expenses pursuant to Section 7.3(e), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to Section 7.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that prior to the termination of this Agreement pursuant to Section 7.1 nothing in this Section 7.3(b) shall limit the rights of Parent and Merger Sub under Section 8.5(b).

(c) Unless Parent provides the Company or its Representatives with written notice that it does not intend to pursue the Transactions contemplated herein prior to the Company entering into discussions regarding an Alternative Transaction, in the event that:

(i) the Company shall terminate this Agreement pursuant to Section 7.1(b) (provided that NECA has voted the shares of Company Common Stock beneficially owned by it in favor of adopting the Merger Agreement at the Company Shareholders’ Meeting) or Section 7.1(f); or

(ii) Parent shall terminate this Agreement pursuant to Section 7.1(b) (provided that NECA has voted the shares of Company Common Stock beneficially owned by it in favor of adopting the Merger Agreement at the Company Shareholders’ Meeting), Section 7.1(d) or Section 7.1(g);

then in any such event the Company shall pay Parent or its designees, as promptly as possible (but in any event within two (2) business days) following the delivery by Parent of an invoice therefor, all documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement; provided that the Company shall not be required to pay more than an aggregate of one million five hundred thousand dollars ($1,500,000) in such fees and expenses pursuant to this Section 7.3(c) (the “Parent Expenses”). The expenses payable pursuant to this Section 7.3(c) shall be paid by wire transfer of same day funds within five (5) business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 7.3(c). The payment of the expense reimbursement pursuant to this Section 7.3(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b), but shall be credited against the Termination Fee payable pursuant to Section 7.3(b).

(d) In the event that the Company shall terminate this Agreement pursuant to Section 7.1(h), Parent shall pay the Company or its designees, as promptly as possible (but in any event within two (2) business days) following the delivery by the Company of an invoice therefor, all documented out-of-pocket fees and expenses incurred by the Company in connection with the transactions contemplated by this Agreement (the “Company Expenses”); provided, that Parent shall not be required to pay more than an aggregate of $1,500,000 in Company Expenses pursuant to this Section 7.3(d). The expenses payable pursuant to this Section 7.3(d) shall be paid by wire transfer of same day funds within five (5) business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 7.3(d). In the event that the Company or its designee shall receive full payment pursuant to this Section 7.3(d), together with reimbursement of any applicable expenses pursuant to Section 7.3(e), the receipt of the Company Expenses and the expenses referred to Section 7.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Acquired Corporations or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Acquired Corporations, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that prior to the termination of this Agreement pursuant to Section 7.1 nothing in this Section 7.3(d) shall limit the rights of the Company under Section 8.5(b) or the Guaranty.

(e) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Proceeding which results in a judgment against the other Party, with respect to Parent or Merger Sub, or Parties, with respect to the Company, for the payment set forth in this Section 7.3, such paying Party shall pay the other Party or Parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 8. MISCELLANEOUS PROVISIONS

8.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the Board of Directors of the Company and the sole manager of Parent at any time (whether before or after the adoption of this Agreement by the Company’s shareholders); provided, however, that after any such adoption of this Agreement by the Company’s shareholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the shareholders of the Company without the further approval of such shareholders. Subject to the immediately preceding proviso, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

8.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

8.4 Entire Agreement; Counterparts. This Agreement and the other agreements and disclosure schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. For the avoidance of doubt, the Insider Agreement, Separation Agreements and Amendment and Waivers shall survive the Effective Time in accordance with their respective terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement and shall be treated as originals for all purposes.

8.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Potter County, Texas and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action or proceeding in any such court or that any such action or proceeding brought in any such court has been brought in an inconvenient forum; (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, any Party may petition for the removal of such action to any federal court located in the Northern District of Texas; and (iii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.9. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) each of the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement as set forth in the immediately preceding clause “(a)” and (c) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing party in such action or suit shall be entitled to receive a sum for its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.7 Assignability; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and permitted assigns (if any). Prior to the Effective Time, neither the Company nor Parent shall assign this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any Person, it being understood that nothing in this Section 8.7 shall prohibit Parent or Merger Sub from consummating any merger, acquisition or similar transaction with any Affiliate of Parent.

8.8 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except, for if the Effective Time occurs, (A) the right of the Company’s shareholders and holders of Company Options to receive the Merger Consideration following the Effective Time pursuant to Sections 1.5 and 1.8, respectively, and (B) the rights of Indemnified Persons set forth in Section 5.4.

8.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Merger Sub (or following the Effective Time, the Company):

Draw Another Circle, LLC

Attn: Joel Weinshanker

c/o National Entertainment Collectibles Association, Inc.

603 Sweetland Avenue

Hillside, NJ 07205

E-mail: joelw@necaonline.com

with a copy to (which shall not constitute notice):

Cooley LLP

Attn: Cathy Hershcopf, Esq.

1114 Avenue of Americas

New York, NY 10036

Email: chershcopf@cooley.com

Cooley LLP

Attn: Barbara Borden, Esq.

4401 Eastgate Mall

San Diego, CA 92121

Email: bordenbl@cooley.com

if to the Company (prior to the Effective Time):

Hastings Entertainment, Inc.

Attn: Dan Crow

3601 Plains Boulevard

Amarillo, Texas 79102

Email: dan.crow@gohastings.com

with a copy to (which shall not constitute notice):

Kelly Hart & Hallman LLP

Attn: S. Benton Cantey

201 Main Street, Suite 2500

Fort Worth, Texas 76102

Email: benton.cantey@kellyhart.com

and

Haynes and Boone, LLP

Attn: W. Scott Wallace

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

Email: scott.wallace@haynesboone.com

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.11 Obligation of Parent. Parent shall ensure that each of Merger Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Merger Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.12 Disclaimer of Representations and Warranties.

(a) Except for the representations and warranties set forth in Section 2, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and the Company hereby disclaims, and Parent and Merger Sub hereby disclaim any reliance upon, any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their Affiliates or Representatives, and Parent and Merger Sub hereby disclaim any reliance upon, any representation or warranty with respect to any financial projection, forecast, estimate, budget or prospect information relating to the Company, its Subsidiary or their respective businesses.

(b) Except for the representations and warranties set forth in Section 3, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Sub, and Parent and Merger Sub hereby disclaim, and the Company hereby disclaims any reliance upon, any such representation or warranty, whether by or on behalf of Parent or Merger Sub, and notwithstanding the delivery or disclosure to the Company, or any of their Representatives or Affiliates of any documentation or other information by Parent or Merger Sub or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company, or any of its Affiliates or Representatives, and the Company hereby disclaims any reliance upon, any representation or warranty with respect to any financial projection, forecast, estimate, budget or prospect information relating to the Surviving Corporation, its Subsidiary or their respective businesses after the Closing.

8.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) If any calendar day period referenced in this Agreement includes a day that is a U.S. national holiday, then any such period means such period as extended by the number of days during such period that are U.S. national holidays. A calendar day period shall consist of a period of twenty-four (24) hours from the time that such period started.

(f) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

HASTINGS ENTERTAINMENT, INC.

By:	/s/ Dan Crow

Name:	Dan Crow

Title:	Chief Financial Officer

Signature Page to

Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DRAW ANOTHER CIRCLE, LLC

By:	/s/ Joel Weinshanker
Name:	Joel Weinshanker
Title:	Manager

HENDRIX ACQUISITION CORP.

By:	/s/ Joel Weinshanker
Name:	Joel Weinshanker
Title:	President

Signature Page to

Agreement and Plan of Merger

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“1994 Plan” means the Company’s 1994 Stock Option Plan, as amended.

“1996 Plan” means the Company’s 1996 Incentive Stock Plan, as amended.

“2002 Director Option Plan” means the Company’s 2002 Stock Option Plan for Outside Directors, as amended.

“2002 Director Stock Plan” means the Company’s 2002 Stock Grant Plan for Outside Directors, as amended.

“2002 Plan” means the Company’s 2002 Incentive Stock Plan, as amended.

“2006 Plan” means the Company’s 2006 Incentive Stock Plan, as amended.

“2010 Plan” means the Company’s 2010 Incentive Stock Plan, as amended.

“2012 Director Option Plan” means the Company’s 2012 Stock Option Plan for Outside Directors, as amended.

“Acceptable Confidentiality Agreement” is defined in Section 4.3(a) of the Agreement.

“Acquired Corporations” means the Company and its Subsidiary, collectively.

“Acquisition Expenses” means all out-of-pocket expenses incurred in connection with negotiating and drafting the definitive documentation in connection with the Transactions (including conducting the business, financial and legal due diligence) and any other related expenses (including, without limitation, reasonable attorney, accountant and consultant fee expenses).

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiary equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of twenty percent (20%) or more of any outstanding class of the Company Common Stock (or instruments convertible to or exchangeable for twenty percent (20%) or more of any such class), (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of any outstanding class of the Company Common Stock (or instruments convertible to or exchangeable for twenty percent (20%) or more of any such class) or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction

A-1.

involving the Company that if consummated would result in any Person beneficially owning twenty percent (20%) or more of any class of the outstanding Company Common Stock, in each case other than the Transactions (or instruments convertible to or exchangeable for twenty percent (20%) or more of any such class).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Amendment and Waivers” is defined in Recital B of the Agreement.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Balance Sheet” is defined in Section 2.6 of the Agreement.

“Bank of America Consent and Waiver” means a consent and waiver acknowledging the Transactions and agreeing that any provisions in the Loan Facility which conflict with or are contrary to the terms and conditions of this Agreement or other documents executed in connection with the Transactions shall be waived and any benefits enjoyed by the Acquired Corporations pursuant to the Loan Facility shall be enjoyed and remain available to the Surviving Corporation on the same terms and conditions after the Closing.

“Book-Entry Shares” means non-certificated shares of Company Common Stock represented by book-entry.

“business day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

“Certificate” is defined in Section 1.5(b) of the Agreement.

“Change of Control Payment” is defined in Section 2.9(a)(vii) of the Agreement.

“Closing” is defined in Section 1.3 of the Agreement.

“Closing Date” is defined in Section 1.3 of the Agreement.

“Code” means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

A-2.

“Company” is defined in the preamble to the Agreement.

“Company 401(k) Plan” means the Hastings Entertaining, Inc. Associates 401(k) Plan, effective as of June 1, 1993, as amended.

“Company Acquisition Agreement” means any letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Company Adverse Change Recommendation” is defined in Section 5.1(a) of the Agreement.

“Company ASOP” means the Hastings Entertainment, Inc. Associates’ Ownership Plan, effective as of June 1, 1993, as amended.

“Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

“Company Board Recommendation” is defined in Recital D of the Agreement.

“Company Common Stock” means the common stock, no par value, of the Company.

“Company Contract” means any Contract to which any of the Acquired Corporations is a party.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

“Company Equity Award” means any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

“Company Equity Plans” means the 1996 Director Option Plan, the 2002 Director Option Plan, the 2002 Director Stock Plan, the 2002 Plan, the 2006 Plan, the 2010 Plan, the 2012 Director Option Plan and the 2012 Director Stock Plan.

“Company Expenses” is defined in Section 7.3(d) of the Agreement.

A-3.

“Company IP” means (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Corporations, (b) all Intellectual Property Rights in or pertaining to the Proprietary Software, and (c) all material Intellectual Property Rights licensed by the Acquired Corporations.

“Company IT Systems” mean the hardware, software, network and telecommunications equipment and Internet-related information technology infrastructure owned or leased by any of the Acquired Corporations and used in their respective businesses.

“Company Lease” means any Company Contract pursuant to which the Acquired Corporations lease or sublease Leased Real Property from another Person.

“Company Option” means an option to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company’s Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Preferred Stock” means the preferred stock, par value one cent ($0.01) per share, of the Company.

“Company Privacy Policy” means each external or internal privacy policy of each Acquired Corporation, including any policy relating to (i) the privacy of users of any Company Website, (ii) the collection, storage, disclosure, and transfer of any User Data or Personal Data, and (iii) any employee information.

“Company SEC Documents” is defined in Section 2.4(a) of the Agreement.

“Company SERP” means the Hastings Entertainment, Inc. Supplemental Executive Retirement Plan, as amended.

“Company Shareholders’ Meeting” is defined in Section 5.1(c) of the Agreement.

“Company Website” means any public or private website owned, maintained, or operated at any time by or on behalf of any Acquired Corporation.

“Confidentiality Agreement” is defined in Section 4.1 of the Agreement.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Officer” means each of Alan Van Ongevalle and Philip McConnell.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, purchase orders).

“Determination Notice” is defined in Section 5.1(b) of the Agreement.

A-4.

“Dissenting Shares” is defined in Section 1.7 of the Agreement.

“DOJ” means the U.S. Department of Justice.

“Effective Time” is defined in Section 1.3 of the Agreement.

“Employee Plan” means any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations or for which the Acquired Corporations may have any material liability.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” means September 17, 2014.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” is defined in Section 2.13 of the Agreement.

“Financing” is defined in Section 5.12(b) of the Agreement.

“FTC” means the U.S. Federal Trade Commission.

A-5.

“GAAP” is defined in Section 2.4(b) of the Agreement.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Guarantor” means Joel Weinshanker, an individual.

“Guaranty” is defined in the Preamble of the Agreement.

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or its Subsidiary, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or its Subsidiary, (iii) any obligations for the deferred purchase price of property, goods or services to any Person other than the Company or its Subsidiary, (iv) any capital lease obligations to any Person other than the Company or its Subsidiary, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company or its Subsidiary (other than, in the case of clauses (i), (ii) and (iii), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 5.4(a) of the Agreement.

“Insiders” means John Marmaduke, Dan Crow, Alan Van Ongevalle and Philip McConnell.

“Insider Agreement” is defined in Recital B to the Agreement.

“Insurance Policies” is defined in Section 2.18 of the Agreement.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the

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world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs, and similar rights; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“Inventories” mean the inventories of raw materials, work-in-process (including semi-finished goods) and finished goods or products (including in-transit inventory) used, useable or otherwise saleable in the ordinary course of the business of the Acquired Corporations.

“IRS” means the Internal Revenue Service.

“knowledge” with respect to an Entity means, with respect to any matter in question, the actual knowledge of such Entity’s executive officers, after making a reasonable inquiry to obtain such knowledge.

“Leased Real Property” is defined in Section 2.7(b) of the Agreement.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ), including, without limitation, Environmental Laws, energy, motor vehicle safety, public utility, zoning, building and health codes, occupational safety and health, privacy and security of personally identifiable information, the sending of commercial emails, and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Loan Facility” means that certain Loan and Security Agreement, dated July 22, 2010, by and among the Company, Bank of America, NA and Banc of America Securities, as amended on July 21, 2011 and January 4, 2013.

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The Company shall be deemed to have “made available” any unredacted materials filed on the EDGAR system to the extent such may be viewed by the public and any materials posted in the Intralinks electronic data room established in connection with the Transactions.

An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter resulting directly from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 2.22); (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections, or (vii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); it being understood that the exceptions in clauses (i) and (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (vii) hereof) is itself a Material Adverse Effect.

“Material Contract” is defined in Section 2.9(a) of the Agreement.

“Merger” is defined in Recital A of the Agreement.

“Merger Consideration” is defined in Section 1.5(a)(iii) of the Agreement.

“Merger Sub” is defined in the preamble to the Agreement.

“NASDAQ” means The NASDAQ Global Market.

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“NECA” means National Entertainment Collectibles Association, a New Jersey corporation.

“NECA Agreements” is defined in Section 3.7(b) of the Agreement.

“NECA Shares” is defined in Section 3.7(b) of the Agreement.

“Officers” means each of John H. Marmaduke, Alan Van Ongevalle, Dan Crow and Phillip McConnell.

“Parent” is defined in the preamble to the Agreement.

“Parent Expenses” is defined in Section 7.3(c) of the Agreement.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions contemplated by this Agreement.

“Parties” means Parent, Merger Sub and the Company.

“Paying Agent” is defined in Section 1.6(a) of the Agreement.

“Payment Fund” is defined in Section 1.6(a) of the Agreement.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings for which there are adequate reserves, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including without limitation mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business) and (c) any Encumbrance arising out of, or in connection with, the Loan Facility.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

“Pre-Closing Period” is defined in Section 4.1 of the Agreement.

“Proprietary Software” is defined in Section 2.8(f) of the Agreement.

“Proxy Statement” means the proxy or information statement of the Company to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting.

“Record Date” is defined in Section 5.1(c) of the Agreement.

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“Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems in violation of any Environmental Law.

“Representatives” means officers, directors, members, managers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors, Affiliates and other representatives.

“Required Company Shareholder Vote” means the affirmative vote of the holders of at least two-thirds of the shares of Company Common Stock outstanding on the record date for the Company Shareholders’ Meeting.

“Resigning Officer” means each of John H. Marmaduke and Dan Crow.

“Restricted Securities” means shares of Company Common Stock granted subject to vesting or other lapse restrictions.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” is defined in Section 5.1(c).

“Section 382 and Related Provisions” means collectively Section 382, 383 or 1502 of the Code (or any corresponding or similar U.S. state or local or non-U.S. Legal Requirement which, with Sections 382, 383 and 1502 of the Code.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation Agreement” is defined in Recital B of the Agreement.

“Solvent” is defined in Section 3.8 of the Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Superior Offer” means a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably

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likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Support Agreements” is defined in Recital B to the Agreement.

“Surviving Corporation” is defined in Recital A of the Agreement.

“Surviving Corporation Shares” mean the total number of shares of the Surviving Corporation’s (i) common stock (including common stock issuable upon the exercise or conversion of any option, warrant or other right to acquire common stock of the Surviving Corporation) and (ii) preferred stock (determined on an as converted to common stock basis and including preferred stock issuable upon the exercise or conversion of any option, warrant or other right to acquire preferred stock of the Surviving Corporation determined on an as converted to common stock basis).

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations; provided, however, that the provisions contained in Subchapter J of Chapter 21 of the TBOC shall not be deemed, individually or in the aggregate, to constitute Takeover Laws.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty), and any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“TBOC” means the Texas Business Organizations Code, as amended.

“Termination Fee” is defined in Section 7.3(b) of the Agreement.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

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“Transactions” means (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Merger.

“User Data” means any Personal Data or other data or information collected by or on behalf of the Acquired Corporations from its customers or users of any Company Website.

“WARN Act” is defined in Section 2.16(c) of the Agreement.

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